UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB
TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM
(Amendment No.1)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☑
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐
Kabushiki Kaisha Sega Toys

(Name of Subject Company)
Sega Toys Co., Ltd.

(Translation of Subject Company’s Name into English (if applicable))
Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)
Sega Sammy Holdings Inc.

(Name of Person(s) Furnishing Form)
Common Stock

(Title of Class of Subject Securities)
Not applicable.

(CUSIP Number of Class of Securities (if applicable))
Yoshiharu Suzuki
President and Representative Director
Sega Toys Co., Ltd.
Ebisu Prime Square Tower 28F
1-1-39 Hiroo, Shibuya-ku
Tokyo 150-0021
Japan
+81-3-5774-3604

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on
Behalf of Subject Company)

Copies to:

Teruhito Tanno
General Affairs, Legal & Compliance
Department Administration Division
Sega Sammy Holdings Inc.
Shiodome Sumitomo Building 21F
1-9-2 Higashi Shimbashi, Minato-ku
Tokyo 105-0021
Japan
+81-3-6215-9955	Theodore A. Paradise, Esq. Davis Polk & Wardwell LLP Izumi Garden Tower 33F 6-1, Roppongi 1-Chome Minato-ku, Tokyo 106-6033, Japan +81-3-5561-4421
N/A

(Date Tender Offer/Rights Offering Commenced)

This Amendment No.1 amends the Form CB submitted by Sega Sammy Holdings Inc. to the Securities and Exchange Commission on August 30, 2010.
PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents
Exhibit I-1: Press release of Sega Sammy Holdings Inc., Sammy NetWorks Co., Ltd., Sega Toys Co., Ltd. and TMS Entertainment, Ltd. entitled “Notice Concerning Exchange of Shares to Convert Sammy NetWorks Co., Ltd., SEGA TOYS CO., LTD. and TMS ENTERTAINMENT, LTD. into Wholly Owned Subsidiaries of SEGA SAMMY HOLDINGS INC.,” dated August 27, 2010.*
Exhibit I-2: Sega Toys Co., Ltd.’s Public Notice of Setting Record Date for the Purpose of Convening an Extraordinary General Meeting of Shareholders, dated August 30, 2010.
*Previously submitted.

Item 2.	Informational Legends
Included in Exhibit I-1.
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
(1) Exhibit II-1: Extraordinary Report of Sega Toys Co., Ltd. dated August 27, 2010.*
*Previously submitted.
(2) Not applicable.
(3) Not applicable.
PART III — CONSENT TO SERVICE OF PROCESS
(1) Written irrevocable consent and power of attorney on Form F-X filed with the Commission on August 30, 2010.
(2) Not applicable.

PART IV — SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Hajime Satomi

(Signature)

Hajime Satomi Chairman of the Board and Chief Executive Officer, Sega Sammy Holdings Inc.

(Name and Title)

August 31, 2010

(Date)

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